Exhibit 99.1

For any terms used but not defined herein and for references to disclosure in the joint proxy statement/information statement, please refer to the joint proxy statement/information statement and prospectus, dated October 16, 2017 and filed with the SEC under Rule 424(b)(3) on October 16, 2017

RISK FACTORS
In addition to other information included elsewhere in this joint proxy statement/information statement and prospectus and in the annexes to this joint proxy statement/information statement and prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38, you should carefully consider the following risk factors in deciding whether to vote for the REIT Merger Proposal. You should also read and consider the other information in this joint proxy statement/information statement and prospectus and the other documents incorporated by reference into this joint proxy statement/information statement and prospectus. Please also see “Where You Can Find More Information and Incorporation by Reference” on page 222.
Risks Related to the Mergers
The Mergers are subject to a number of conditions which, if not satisfied or waived in a timely manner, would delay the Mergers or adversely impact INVH’s and SFR’s ability to complete the transactions.
The completion of the Mergers is subject to the satisfaction or waiver of a number of conditions. In addition, under circumstances specified in the Merger Agreement, INVH or SFR may terminate the Merger Agreement. In particular, completion of the Mergers requires the approval of the REIT Merger Proposal by the SFR common shareholders. While it is currently anticipated that the Mergers will be completed shortly after the SFR special meeting to approve the REIT Merger Proposal, there can be no assurance that the conditions to closing will be satisfied in a timely manner or at all, or that an effect, event, circumstance, occurrence, development or change will not transpire that could delay or prevent these conditions from being satisfied. Accordingly, INVH and SFR cannot provide any assurances with respect to the timing of the Closing, whether the Mergers will be completed at all and when the SFR shareholders would receive the consideration for the Mergers, if at all.
Failure to consummate the Mergers as currently contemplated or at all could adversely affect the price of INVH Common Stock or SFR Common Shares and the future business and financial results of INVH and SFR.
Completion of the Mergers is subject to the satisfaction or waiver of a number of conditions, including approval by the SFR shareholders of the REIT Merger Proposal. INVH and SFR cannot guarantee when or if these conditions will be satisfied or that the Mergers will be successfully completed. The consummation of the Mergers may be delayed, the Mergers may be consummated on terms different than those contemplated by the Merger Agreement, or the Mergers may not be consummated at all. If the Mergers are not completed, or are completed on different terms than as contemplated by the Merger Agreement, INVH and SFR could be adversely affected and subject to a variety of risks associated with the failure to complete the Mergers, or to complete the Mergers as contemplated by the Merger Agreement, including the following:

•	the INVH stockholders and the SFR shareholders may be prevented from realizing the anticipated benefits of the Mergers;

•	the market price of INVH Common Stock or SFR Common Shares could decline significantly;

•	reputational harm due to the adverse perception of any failure to successfully complete the Mergers;

•	INVH and SFR being required, under certain circumstances, to pay to the other party a termination fee and/or expense amount; and

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the attention of INVH’s and SFR’s management and employees may be diverted from their day-to-day business and operational matters, including the pursuit of other opportunities that could be beneficial to INVH and SFR, may be disrupted as a result of efforts relating to attempting to consummate the Mergers.

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Any delay in the consummation of the Mergers or any uncertainty about the consummation of the Mergers on terms other than those contemplated by the Merger Agreement, or if the Mergers are not completed, could materially adversely affect the business, financial results and share price of INVH and SFR.

If the Mergers do not occur, SFR may incur payment obligations to INVH.
In connection with the termination of the Merger Agreement under specified circumstances, SFR may be required to pay to INVH a termination fee of $161 million and/or an expense amount equal to $25 million. For more information, see “The Merger Agreement—Termination of the Merger Agreement.” These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of SFR from considering or proposing a competing acquisition, even if the potential competing acquirer was prepared to pay consideration with a higher per share cash value than that market value proposed to be received or realized in the Mergers, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense amount that may become payable in certain circumstances under the Merger Agreement. Following the execution of the INVH Written Consent on August 10, 2017, the INVH Stockholder Approval was obtained, obviating the requirement to hold an INVH stockholder meeting, and the INVH Board is not able to terminate the Merger Agreement in connection with an alternative transaction that is more favorable to the INVH’s stockholders.
INVH and SFR and, after the Mergers, the Combined Company, are expected to incur substantial expenses related and unrelated to the Mergers.
INVH and SFR have incurred substantial accounting, financial advisory, legal and other costs, and the management teams of INVH and SFR have devoted considerable time and effort in connection with the Mergers. INVH and SFR may incur significant additional costs in connection with the completion of the Mergers or in connection with any delay in completing the Mergers or termination of the Merger Agreement, in addition to the other costs already incurred. If the Mergers are not completed, INVH and SFR will separately bear certain fees and expenses associated with the Mergers without realizing the benefits of the Mergers. In connection with the termination of the Merger Agreement under specified circumstances, SFR may be required to pay to INVH a termination fee of $161 million and/or an expense amount equal to $25 million or INVH may be required to pay to SFR a termination fee of $230 million and/or an expense amount equal to $25 million. For more information, see “The Merger Agreement—Termination of the Merger Agreement.”
If the Mergers are completed, the Combined Company expects to incur substantial expenses in connection with integrating the business, operations, network, systems, technologies, policies and procedures of the two companies. The fees and expenses may be significant and could have an adverse impact on the Combined Company’s results of operations.
Although INVH and SFR have assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond the control of either INVH or SFR that could affect the total amount or the timing of the integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the Mergers could, particularly in the near term, exceed the savings that the Combined Company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the Mergers.
SFR’s trustees and officers have interests in the Mergers that may be different from, or in addition to, those of SFR’s shareholders more generally.
When considering the recommendation of the SFR Board with respect to the REIT Merger Proposal and the SFR Compensation Proposal, SFR’s shareholders should be aware that trustees and executive officers of SFR have interests in the Mergers that may be different from, or in addition to, the interests of SFR’s shareholders generally and that may present actual or potential conflicts of interests. See “The Mergers—Interests of SFR’s Trustees and Executive Officers in the Mergers.” These interests may present such executive officers and trustees with actual or potential conflicts of interest. The SFR Board was aware of, and considered the interests of, its trustees and executive officers in reaching its decision to recommend that SFR’s shareholders vote for the REIT Merger Proposal and the SFR Compensation Proposal.

The pendency of the Mergers could adversely affect INVH’s and SFR’s business and operations.
In connection with the pending Mergers, some of INVH’s or SFR’s current or prospective tenants, operators, borrowers, managers or vendors may delay or defer decisions related to their business dealings with INVH and/or SFR, which could negatively impact INVH’s and/or SFR’s revenues, earnings, cash flows and expenses, regardless of whether the Mergers are completed. In addition, under the Merger Agreement, INVH and SFR are each subject to certain restrictions on the conduct of its respective business prior to completing the Mergers. These restrictions may prevent INVH or SFR from pursuing certain strategic transactions, acquiring and disposing assets, undertaking certain capital projects, undertaking certain financing transactions and otherwise pursuing other actions that are not in the ordinary course of business, even if such actions could prove beneficial. These restrictions may impede INVH’s or SFR’s growth which could negatively impact its respective revenue, earnings and cash flows. Additionally, the pendency of the Mergers may make it more difficult for INVH or SFR to effectively retain and incentivize key personnel.
The Mergers will result in changes to the board of directors and management that may affect the strategy and operations of the Combined Company.
Following the consummation of the Mergers, the board of directors of the Combined Company will consist of eleven members, comprised of Bryce Blair, Frederick C. Tuomi, Richard D. Bronson, Michael D. Fascitelli, Jonathan D. Gray, Robert G. Harper, Jeffrey E. Kelter, John B. Rhea, Janice L. Sears, William J. Stein and Barry S. Sternlicht, with Bryce Blair to be appointed Chairman of the Combined Company’s board of directors and Michael D. Fascitelli to be appointed Chairman of the Investment Committee of the Combined Company’s board of directors. Effective as of the closing of the Mergers, the Combined Company’s executive officers are expected to include Frederick C. Tuomi as Chief Executive Officer, Ernest M. Freedman as Chief Financial Officer, Charles D. Young as Chief Operating Officer, Dallas B. Tanner as Chief Investment Officer, Arik Prawer as Chief Integration Officer and Mark A. Solls as Chief Legal Officer. This new composition of the board of directors and management team may affect the Combined Company’s business strategy and operating decisions following the closing of the Mergers. In addition, there can be no assurances that the new board of directors and management team will function effectively as a team and that there will not be any adverse effects on the Combined Company’s business as a result.
The REIT Merger is subject to SFR Shareholder Approval.
The REIT Merger cannot be completed unless SFR’s common shareholders approve the REIT Merger Proposal by the affirmative vote of the holders of a majority of all outstanding SFR Common Shares. If such approval by SFR’s shareholders is not obtained, the REIT Merger cannot be completed. The INVH Stockholder Approval has already been obtained.
INVH’s stockholders and SFR’s shareholders will be diluted by the REIT Merger.
The REIT Merger will dilute the ownership position of INVH’s stockholders and result in SFR’s shareholders having an ownership stake in the Combined Company that is smaller than their current stake in SFR. Following the INVH Stock Issuance, INVH and SFR estimate that INVH’s current stockholders will own approximately 59.1% of outstanding shares of INVH Common Stock, and SFR’s current shareholders will own approximately 40.9% of outstanding shares of INVH Common Stock immediately after the Mergers. Consequently, INVH’s stockholders and SFR’s shareholders, as a general matter, will have less influence over the Combined Company’s management and policies after the effective time of the REIT Merger than they currently exercise over the management and policies of INVH and SFR, respectively.

If the Mergers are not consummated by May 9, 2018, INVH or SFR may terminate the Merger Agreement.
Either INVH or SFR may terminate the Merger Agreement under certain circumstances, including if the Mergers have not been consummated by May 9, 2018. However, this termination right will not be available to a party if that party failed to fulfill its obligations under the Merger Agreement and that failure was the cause of, or resulted in, the failure to consummate the Mergers.
The market price of INVH Common Stock may decline as a result of the Mergers and the market price of INVH Common Stock after the consummation of the Mergers may be affected by factors different from those affecting the price of INVH Common Stock or the SFR Common Shares before the Mergers.
The market price of INVH Common Stock may decline as a result of the Mergers if the Combined Company does not achieve the perceived benefits of the Mergers or the effect of the Mergers on the Combined Company’s financial results is not consistent with the expectations of financial or industry analysts.
In addition, upon completion of the Mergers, INVH’s stockholders and SFR’s shareholders will own interests in the Combined Company operating an expanded business with a different mix of properties, risks and liabilities. INVH’s current stockholders and SFR’s current shareholders may not wish to continue to invest in the Combined Company, or for other reasons may wish to dispose of some or all of their INVH Common Stock. If, following the effective time of the Mergers, large amounts of INVH Common Stock are sold, the price of INVH Common Stock could decline.
Further, the Combined Company’s results of operations, as well as the market price of INVH Common Stock after the Mergers may be affected by factors in addition to those currently affecting INVH’s or SFR’s results of operations and the market prices of INVH Common Stock and the SFR Common Shares, and other differences in assets and capitalization. Accordingly, INVH’s and SFR’s historical market prices and financial results may not be indicative of these matters for the Combined Company after the Mergers.
An adverse judgment in any litigation challenging the Mergers may prevent the Mergers from becoming effective or from becoming effective within the expected timeframe.
Two putative class actions have been filed by purported shareholders of SFR challenging the Mergers. For more information regarding the putative class action, see “The Mergers—Litigation Relating to the Mergers” beginning on page 92. It is possible that SFR shareholders and INVH stockholders may file additional lawsuits challenging the Mergers or the other transactions contemplated by the Merger Agreement, which may name INVH, the INVH Board, SFR and/or the SFR Board as defendants. The outcome of such lawsuits cannot be assured, including the amount of costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Mergers on the agreed-upon terms, such an injunction may delay the consummation of the Mergers in the expected timeframe, or may prevent the Mergers from being consummated altogether. Whether or not any plaintiff’s claim is successful, this type of litigation may result in significant costs and divert management’s attention and resources, which could adversely affect the operation of SFR’s and INVH’s business.
Risks Related to INVH
INVH is, and will continue to be, subject to the risks described in Part I, Item 1A in the INVH 10-K attached as Annex D to this joint proxy statement/information statement and prospectus.
Risks Related to SFR
SFR is, and will continue to be, subject to the risks described in Part I, Item 1A in SFR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in Item 8.01 in SFR’s Current Report on Form 8-K dated June 5, 2017, each as filed with the SEC and incorporated by reference into this joint proxy statement/

information statement and prospectus. See “Where You Can Find More Information and Incorporation by Reference.”

Risks Related to the Combined Company Following the Mergers
Following the REIT Merger, the Combined Company may not pay dividends at or above the rate currently paid by INVH or SFR.
Following the REIT Merger, the Combined Company’s stockholders may not receive dividends at the same rate that they did as INVH’s stockholders or SFR’s shareholders prior to the REIT Merger for various reasons, including the following:

•	the Combined Company may not have enough cash to pay such dividends due to changes in its cash requirements, capital spending plans, cash flow or financial position;

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decisions on whether, when and in what amounts to make any future dividends will remain at all times entirely at the discretion of the Combined Company’s board of directors, which reserves the right to change its dividend practices at any time and for any reason; and

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the amount of dividends that the Combined Company’s subsidiaries may distribute to the Combined Company may be subject to restrictions imposed by state law and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

The Combined Company’s stockholders will have no contractual or other legal right to dividends that have not been declared by its board of directors.
The Combined Company will have a significant amount of indebtedness and may need to incur more in the future.
The Combined Company will have substantial indebtedness following completion of the Mergers. In addition, in connection with executing its business strategies following the Mergers, the Combined Company expects to evaluate the possibility of acquiring additional properties and making strategic investments, and it may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the Combined Company, including:

•	hindering its ability to adjust to changing market, industry or economic conditions;

•	limiting its ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund acquisitions or emerging businesses;

•	limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;

•	making it more vulnerable to economic or industry downturns, including interest rate increases; and

•	placing it at a competitive disadvantage compared to less leveraged competitors.
Moreover, to respond to competitive challenges, the Combined Company may be required to raise substantial additional capital to execute its business strategy. The Combined Company’s ability to arrange additional financing will depend on, among other factors, its financial position and performance, as well as prevailing market conditions and other factors beyond its control. If the Combined Company is able to obtain additional financing, its credit ratings could be further adversely affected, which could further raise its borrowing costs and further limit its future access to capital and its ability to satisfy its obligations under its indebtedness.
The Mergers may not be accretive to the Combined Company’s stockholders.
Because INVH Common Stock will be issued in the Mergers, it is possible that, although INVH and SFR currently expect the Mergers to be accretive to core funds from operations (“Core FFO”) per share and adjusted funds from operations (“AFFO”) per share, the Mergers may be dilutive to Core FFO per share and AFFO per share, if, among other thing, the Combined Company incurs higher than expected expenses in connection with the Mergers or fails to realize the cost savings and other benefits of the Mergers in a timely manner or at all. The failure of the Mergers to be accretive to the Combined Company’s stockholders could have a material adverse effect on the Combined Company’s business, financial condition and results of operations.
The unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/information statement and prospectus may not be representative of the Combined Company’s results after the Mergers, and accordingly, you have limited financial information on which to evaluate the Combined Company following the Mergers.
The unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/information statement and prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Mergers been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the Combined Company following the Mergers. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the Mergers. The unaudited pro forma condensed combined financial information presented elsewhere in this joint proxy statement/information statement and prospectus is based in part on certain assumptions regarding the Mergers that INVH and SFR believe are reasonable under the circumstances. Neither INVH nor SFR can assure you that the assumptions will prove to be accurate over time.
Following the Mergers, the Combined Company may be unable to integrate INVH’s business and SFR’s business successfully and realize the anticipated synergies and other expected benefits of the Mergers on the anticipated timeframe or at all.
The Mergers involve the combination of two companies that currently operate as independent public companies. The Combined Company expects to benefit from the elimination of duplicative costs associated with supporting a public company platform and the resulting economies of scale. These savings are not expected to be fully realized until full integration, which is not expected to occur until 2019. The Combined Company will be required to devote significant management attention and resources to the integration of INVH’s and SFR’s business practices and operations. The potential difficulties the Combined Company may encounter in the integration process include the following:

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the inability to successfully combine INVH’s and SFR’s business in a manner that permits the Combined Company to achieve the cost savings anticipated to result from the Mergers, which would result in the anticipated benefits of the Mergers not being realized in the timeframe currently anticipated or at all;

•	the complexities associated with integrating personnel from the two companies;

•	the complexities of combining two companies with different histories, geographic footprints and rental properties;

•	the complexities in combining two companies with separate technology systems;

•	potential unknown liabilities and unforeseen increased expenses, delays or conditions associated with the Mergers;

•	failure to perform by third party service providers who provide key services for the Combined Company; and

•	performance shortfalls as a result of the diversion of management’s attention caused by completing the Mergers and integrating the companies’ operations.
For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the Combined Company’s management, the disruption of the Combined Company’s ongoing business or inconsistencies in its operations, services, standards, controls, policies and procedures, any of which could adversely affect the Combined Company’s ability to maintain relationships with operators, vendors and employees, to achieve the anticipated benefits of the Mergers, or could otherwise materially and adversely affect its business and financial results.

Because the number of shares of INVH Common Stock exchanged per SFR Common Share is fixed and will not be adjusted in the event of any change in INVH’s stock price or SFR’s share price, the value of the shares of INVH Common Stock issued by INVH and received by SFR’s shareholders may be higher or lower at the Closing than when the Merger Agreement was executed.
Upon the consummation of the REIT Merger, each SFR Common Share (other than those owned by any wholly-owned subsidiary of SFR, or by INVH, REIT Merger Sub or any subsidiary of INVH, which will be automatically cancelled and retired and cease to exist) will be converted into the right to receive shares of INVH Common Stock based on the Exchange Ratio. The Exchange Ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either INVH Common Stock or SFR Common Shares. Changes in the market price of INVH Common Stock prior to the REIT Merger will affect the market value of the consideration that SFR’s shareholders will receive on the closing date of the Mergers. Stock price changes may result from a variety of factors (many of which are beyond the control of either INVH or SFR), including the following factors:

•	market reaction to the announcement of the Mergers;

•	changes in INVH’s or SFR’s respective businesses, operations, assets, liabilities and prospects;

•	changes in market assessments of the business, operations, financial position and prospects of either INVH or SFR or the Combined Company;

•	market assessments of the likelihood that the Mergers will be completed;

•	interest rates, general market and economic conditions and other factors generally affecting the market prices of INVH Common Stock and the SFR Common Shares;

•	the actual or perceived impact of U.S. monetary policy;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which INVH and SFR operate; and

•	other factors beyond the control of either INVH or SFR, including those described or referred to elsewhere in this “Risk Factors” section.
The market price of INVH Common Stock at the closing of the REIT Merger may vary from its price on the date the Merger Agreement was executed, on the date of this joint proxy statement/information statement and prospectus and on the date of SFR’s special meeting. As a result, the market value of the consideration for the REIT Merger represented by the Exchange Ratio also will vary.
Therefore, while the number of shares of INVH Common Stock to be issued per SFR Common Share is fixed, (i) INVH’s stockholders cannot be sure of the market value of the consideration that will be paid to SFR’s shareholders upon completion of the Mergers and (ii) SFR’s shareholders cannot be sure of the market value of the consideration they will receive upon completion of the Mergers. Neither INVH nor SFR has the right to terminate the Merger Agreement based on an increase or decrease in the market price of INVH Common Stock or SFR Common Shares.
The Combined Company faces other risks.
The foregoing risks are not exhaustive, and you should be aware that, following the Mergers, the Combined Company will face various other risks, including those discussed in reports filed by the Combined Company with the SEC. See “Where You Can Find More Information and Incorporation by Reference.”

Risks Related to Taxes and the Mergers
The Combined Company would succeed to, and may incur, adverse tax consequences if INVH or SFR has failed or fails to qualify as a REIT.
Each of INVH and SFR believes that it has been organized and has operated in a manner that enables it to qualify as a REIT and each company intends to operate so as to qualify as a REIT through the closing date, and in the case of INVH, following the closing date of the Mergers. If either INVH or SFR has failed or fails to qualify as a REIT and the Mergers are completed, the Combined Company generally would succeed to and may incur significant tax liabilities, and the Combined Company could possibly fail to qualify as a REIT.
REITs are subject to a range of complex organizational and operational requirements.
Qualification as a REIT requires each company to satisfy numerous technical and highly complex requirements established under the Code, for which in many cases there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within each company’s control. The complexity of these provisions and of applicable regulations promulgated under the Code (which we refer to as the “Treasury regulations”) is greater in the case of REITs that, like INVH and SFR, intend to hold their assets through partnerships. In order to qualify as a REIT, each of INVH and SFR must satisfy a number of requirements regarding the composition of the assets and the sources of its gross income. The ability to satisfy the asset tests depends on each company’s analysis of the characterization and fair market value of its assets, some of which are not susceptible to precise determination, and for which it will not obtain independent valuations. Also, each of INVH and SFR must make distributions to its shareholders and stockholders, as applicable, aggregating annually at least 90% of its net taxable income (which does not equal net income, as calculated in accordance with GAAP), without regard to the deduction for dividends paid and excluding net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect, possibly retroactively, INVH’s and SFR’s ability to qualify as REITs.
For any taxable year that INVH or SFR fails to qualify as a REIT, it will not be allowed a deduction for dividends paid to its stockholders or shareholders, as applicable, in computing taxable income and thus would become subject to U.S. federal and state income tax as if it were a regular taxable corporation. In such an event, INVH or SFR, as the case may be, could be subject to potentially significant tax liabilities. Unless entitled to relief under certain statutory provisions, INVH or SFR, as the case may be, would also be disqualified from treatment as a REIT for the four taxable years following the year in which it lost its qualification. If INVH or SFR failed to qualify as a REIT, the market price of the shares of common stock of the Combined Company may decline and the Combined Company may need to reduce substantially the amount of distributions to its stockholders because of its increased tax liability.
Other Risks
Certain homes of INVH and SFR have been or may be adversely affected by Hurricane Harvey and Hurricane Irma.
Hurricane Harvey made landfall along the coast of Texas on August 25, 2017. Based on SFR’s assessments of its properties in the Houston, Texas area impacted by Hurricane Harvey, SFR believes that approximately 5% of its 2,695 homes in the Houston, Texas area incurred major flooding, while an additional approximately 23% of its 2,695 homes in the Houston, Texas area incurred some damage related to roofs or water intrusion, with the majority being minor in nature. Although SFR estimates the total cost of repair for homes damaged by Hurricane Harvey to be less than $10 million, SFR cannot assure you that any property damage or any loss of revenue or value experienced by homes affected by Hurricane Harvey will not be materially higher than this estimate. SFR carries insurance for wind damage, flood damage and business interruption, which are subject to deductibles and limits. SFR cannot assure you that insurance will be sufficient to fully compensate for any property damage or any loss of revenue or value experienced by homes affected by Hurricane Harvey. None of INVH’s homes are located in Texas.

Hurricane Irma made landfall in Southern Florida on September 10, 2017, traveled through Florida and was downgraded to a tropical storm before entering Georgia. INVH’s current assessment is that approximately 30% of its 23,449 homes in Florida and Atlanta sustained minor damage, primarily limited to roofing, fencing, and landscaping issues, and a total of five homes incurred severe damage. INVH estimates that damages caused by Hurricane Irma totaled $14 million to $17 million. Based on SFR’s initial evaluation of its properties in Florida and its assessments, SFR estimates approximately $10 million total cost of repair for homes damaged by Hurricane Irma. Specifically, approximately 25 of SFR’s homes incurred significant damage from Hurricane Irma, while approximately 33% of its 14,705 homes in Florida and Atlanta incurred minor damage primarily related to landscaping, roof damage and fence damage. A portion of the foregoing damages may be recoverable through INVH’s or SFR’s respective insurance policies that provide coverage for wind damage, flood damage and business interruption, which are subject to deductibles and limits. INVH and SFR cannot assure you that any property damage or any loss of revenue or value experienced by homes affected by Hurricane Irma will not be materially higher than the foregoing estimates. INVH and SFR cannot assure you that insurance will be sufficient to fully compensate for any property damage or any loss of revenue or value experienced by homes affected by Hurricane Irma.
Continued rain and flooding in the wake of Hurricane Harvey and Hurricane Irma may result in new or further damage to INVH’s and/or SFR’s homes or damage to additional homes located outside such areas of impact. Certain homes, including homes that have not experienced property damage, may also be adversely affected by Hurricane Harvey and/or Hurricane Irma due to their other effects, such as power, telephone and other utility service outages, and scarcity of building materials and labor resources, which could adversely affect residents and increase costs to INVH and SFR related to repairs and maintenance. To the extent residents evacuated any of the affected homes and delay returning to such homes, such homes may be at higher risk for being vandalized in the aftermath of Hurricane Harvey and Hurricane Irma or the conditions of such homes may further deteriorate. Additionally, travel to the region could decline due to Hurricane Harvey and Hurricane Irma, which could adversely affect the local economy. Further, Hurricane Harvey and Hurricane Irma could adversely affect the growth of the rental market in the areas of impact and drive down rents and demand for rental housing as well as property values in such areas.
SEC investigation “In the Matter of Certain Single Family Rental Securitizations.”
Radian Group Inc. (“Radian”), the indirect parent company of Green River Capital LLC (“GRC”), which is a service provider that provides certain broker price opinions (“BPO”) to INVH and SFR, disclosed in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 that GRC had received a letter in March 2017 from the staff of the SEC stating that it is conducting an investigation captioned “In the Matter of Certain Single Family Rental Securitizations” and requesting information from market participants. Radian disclosed that the letter asked GRC to provide information regarding BPOs that GRC provided on properties included in single family rental securitization transactions (“Securitizations”).
In September 2017, INVH and SFR each received a letter from the staff of the SEC stating that it is conducting an investigation captioned “In the Matter of Certain Single Family Rental Securitizations.” Each letter enclosed a subpoena that requests the production of certain documents and communications related to Securitizations of INVH and SFR (and their predecessors), respectively, including, without limitation: transaction documents and offering materials; agreements with providers of BPOs and/or due diligence services for Securitizations; identification of employees primarily responsible for handling BPOs; documents provided to rating agencies or third-party BPO providers regarding capital expenditures and/or renovation costs for properties underlying Securitizations; communications with certain transaction parties regarding BPOs in Securitizations; and documents regarding BPO orders and documents and communications with BPO providers regarding requests that a BPO be reviewed, re-done, analyzed, modified, corrected and/or adjusted. INVH and SFR intend to cooperate with the SEC. INVH and SFR understand that other transaction parties in Securitizations have received requests in this matter.

To the extent that an investigation results in allegations or a determination that INVH and/or SFR failed to comply with applicable laws or regulations (including without limitation, the securities laws and their disclosure requirements), this could lead to: regulatory enforcement actions or other litigation; civil or criminal liability for such party; the imposition of fines, penalties or damages on such party; impairment of such party’s ability to raise capital; and losses on, or decreases in market value of, such party’s shares and securities issued in Securitizations sponsored by such party (and its predecessors). These occurrences could materially and adversely affect such party’s business, reputation, financial condition, liquidity and results of operations and could also materially and adversely affect such party’s ability to make payments, including payments at maturity, under the loans relating to its Securitizations. As the SEC’s investigation is ongoing, neither INVH or SFR can currently predict the timing, the outcome or the scope of such investigation.
Additionally, if the SEC determines that the BPO values used by such party were flawed, losses on, or a decrease in market value of, such party’s shares and securities issued in Securitizations sponsored by such party (and its predecessors) could occur. BPOs are inherently subjective, and variances may occur between valuations of a property for a variety of reasons, including, without limitation: BPO providers are not licensed appraisers, perform less formal evaluations of properties than full appraisals and do not perform physical inspections or evaluate the condition of the interiors or other factors not easily viewed from outside of the properties; differences in the point in time at which an agent examined properties; inherent limitations in the methodologies for estimating property values through the use of BPOs; and differences in the application of methodologies by agents (including selection of different comparable sales properties).